May 4, 2018

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Evelo Biosciences, Inc.
Registration Statement on Form S-1
Filed April 13, 2018
Registration No. 333-224278

Dear Mr. Edwards:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 8, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Evelo Biosciences, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, counsel to the Company, at (212) 906-1366, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

EVELO BIOSCIENCES, INC.

/s/ Balkrishan (Simba) Gill, Ph.D.
Balkrishan (Simba) Gill, Ph.D.

cc:	Wesley Holmes, Latham & Watkins LLP

Peter N. Handrinos, Latham & Watkins LLP